07024510

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

June 12, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

RECEIVED
2007 JUN 15 A 6:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 30	June 12, 2007	Letter to Stock Exchanges intimating that Dr. R.A. Mashelkar has been appointed as an Additional Director on Company's Board.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

Encl: a/a

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

dw 6/19

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

June 12, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

(Fax No.2272 3121 / 2272 2037)

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Fax No. 2659 8237 / 38

Dear Sirs,

Sub : Appointment of Dr. R.A. Mashelkar as an Additional Director

Further to our letter dated February 24, 2007, we would like to inform you that with effect from June 09, 2007 Dr. R.A. Mashelkar has been appointed as an Additional Director on the Company's Board.

Dr. Mashelkar is an eminent Scientist and Engineer with an outstanding academic record and has held several high positions in the field of Science and Technology. Dr. Mashelkar is presently the President of the Indian National Science Academy (INSA) and President of Global Research Alliance, a network of publicly funded R&D institute from Asia Pacific, Europe & U.S.A. with over 60,000 scientists. Dr. Mashelkar was awarded Padmashri in 1991 and Padmabhushan in 2000, and is the only third Indian engineer to have been elected as Fellow of Royal Society (FRS) London in the twentieth Century.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

Vinod M. Ambani
President & Company Secretary

END